PROSPECTUS SUPPLEMENT                      FILED PURSUANT TO RULE NO.  424(b)(3)
(To Prospectus dated March 12, 2002)                 REGISTRATION NO.  333-92161
                                                                       333-95805


                                 [LOGO OMITTED]




                        1,000,000,000 Depositary Receipts
                        Pharmaceutical HOLDRS (SM) Trust

         This prospectus supplement supplements information contained in the prospectus dated March 12, 2002 relating to the sale of up to 1,000,000,000 depositary receipts by the Pharmaceutical HOLDRS (SM) Trust.

         The share amounts specified in the table on page 12 of the base prospectus shall be replaced with the following:

                                                       Share        Primary
     Name of Company(1)                  Ticker       Amounts    Trading Market
-------------------------------          ------      --------    --------------
Abbott Laboratories                        ABT          14           NYSE
Allergan, Inc.                             AGN           1           NYSE
Andrx Corporation-Andrx Group              ADRX          2          NASDAQ
Biovail Corporation                        BVF           4           NYSE
Bristol-Myers Squibb Company               BMY          18           NYSE
Eli Lilly & Company                        LLY          10           NYSE
Forest Laboratories, Inc.                  FRX           2           NYSE
ICN Pharmaceuticals, Inc.                  ICN           1           NYSE
IVAX Corporation                           IVX       1.875           AMEX
Johnson & Johnson                          JNJ          26           NYSE
King Pharmaceuticals, Inc.                  KG        4.25           NYSE
Merck & Co., Inc.                          MRK          22           NYSE
Mylan Laboratories, Inc.                   MYL           1           NYSE
Pfizer Inc.                                PFE          58           NYSE
Schering-Plough Corporation                SGP          14           NYSE
Watson Pharmaceuticals, Inc.               WPI           1           NYSE
Wyeth                                      WYE          12           NYSE
Zimmer Holdings, Inc.                      ZMH         1.8           NYSE
--------------------------

     (1) As a result of the spin-off of Advanced Medical Optics, Inc. from Allergan Inc., Advanced Medical Optics, Inc. will be included in Pharmaceutical HOLDRS. Effective July 5, 2002, 0.222222 shares of Advanced Medical Optics, Inc. will be included in each round-lot of 100 Pharmaceutical HOLDRS.

         The share amounts listed in the table above reflect all previous stock splits, dividends and business combination transactions.

Recent Developments

         As of January 2, 2002, Standard & Poor's Corporation sector classifications are based upon the new Standard & Poor's Global Industry Classification Standard ("GICS") sectors. Standard & Poor's Corporation is an independent source of market information that, among other things, maintains the Global Industry Classification Standard, which classifies the securities of public companies into various sector classifications based upon GICS sectors, which are derived from its own criteria. The GICS classification standards were exclusively effective on January 2, 2002. There are 10 Standard & Poor's GICS sectors and each class of publicly traded securities of a company are given only one GICS sector.

         The securities included in the Pharmaceutical HOLDRS are currently represented in the Health Care GICS sector. The Standard & Poor's GICS sector classifications of the securities included in the Pharmaceutical HOLDRS may change over time if the companies that issued these securities change their focus of operations or if Standard & Poor's alters the criteria it uses to determine GICS sectors, or both.

         As provided in the depositary trust agreement, in addition to the other reconstitution events described therein, if the underlying securities of an issuer cease to be outstanding as a result of a merger, consolidation, corporate combination or other event, the trustee will distribute the consideration paid by and received from the acquiring company to the beneficial owners of Pharmaceutical HOLDRS only if the distributed securities have a different Standard & Poor's GICS sector classification than any of the underlying securities represented in the Pharmaceutical HOLDRS at the time of the distribution or exchange or if the securities received are not listed for trading on a U.S. national securities exchange or through the Nasdaq National Market System. In any other case, the additional securities received as consideration will be deposited into the Pharmaceutical HOLDRS trust.

         In addition, securities of a new company will be added to the Pharmaceutical HOLDRS, as a result of a distribution of securities by an underlying issuer, where a corporate event occurs, or where the securities of an underlying issuer are exchanged for the securities of another company, unless the securities received have a Standard & Poor's GICS sector classification that is different from the GICS sector classification of any other security then included in the Pharmaceutical HOLDRS or are not listed for trading on a U.S. national securities exchange or through the Nasdaq National Market System.


            The date of this prospectus supplement is June 30, 2002.